February 5, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Attention:  Sirimal R. Mukerjee

Re:	Crosstex Energy, L.P.
Crosstex Energy Finance Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed January 15, 2013
File No. 333-185409

Dear Mr. Mukerjee:

This letter sets forth the responses of Crosstex Energy, L.P. (the “Partnership”) and Crosstex Energy Finance Corporation (“Finance Corp.,” and together with the Partnership, “Crosstex”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 24, 2013 (the “Comment Letter”) concerning Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-185409) (as amended, the “Registration Statement”).  The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Partnership’s response.

Amendment No. 1 to Registration Statement on Form S-4

General

1.                                      Please revise to incorporate by reference all Exchange Act filings made after the filing of the initial registration statement but before the effectiveness of the registration statement.  See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05 at http://sec.gov/divisions/corpfin/guidance/safinterp.htm.

According to the above-referenced Question 123.05 of the Staff’s Compliance Disclosure Interpretations regarding Securities Act Forms, a “registrant need not file a pre-effective amendment solely to incorporate an Exchange Act report filed prior to effectiveness, provided that the registrant includes a statement in its initial registration statement … to the effect that all filings filed by the registrant pursuant to the Exchange Act ‘after the date of the in initial registration statement and prior to effectiveness of the registration statement’ shall be deemed to be incorporated by reference into the prospectus.”

Accordingly, page 68 of the initial Registration Statement, filed on December 12, 2012, states that “all documents filed by [Crosstex] pursuant to the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement, and that is deemed ‘filed’ with the SEC, shall be deemed to be incorporated by reference into this prospectus.”  Therefore, as discussed with the Staff, we believe that all future Exchange Act filings are adequately incorporated by reference into the Registration Statement.

Further, we can confirm that, as required by the Staff’s response to Question 123.05, in the first prospectus used after effectiveness, Crosstex will identify all Exchange Act reports filed prior to effectiveness.

2.                                      We note that you have not yet filed your Form 10-K for the year ended December 31, 2012 and, accordingly, have not incorporated it by reference into your registration statement.  Please provide your analysis as to how you intend on providing the information required by Item 19(b) of Form S-4.

Item 19(b) of Form S-4 requires registrants in an exchange offer to furnish the information required by paragraphs (a)(4), (a)(5) and (a)(7) of Item 19, except as provided by Item 19(c).  As discussed with the Staff, the information required by Items 19(a)(4) and (a)(5) is inapplicable to the exchange offer and therefore no disclosure is required.  With regard to any information required by Item 19(a)(7), Item 19(c) allows registrants that meet the requirements for use of Form S-3 to incorporate by reference “from its latest annual report on Form 10-K”.  The Partnership meets the requirements for use of Form S-3 and therefore, as discussed with the Staff, the Partnership has incorporated by reference the information required by Item 19(a)(7) from its latest annual report on Form 10-K, which is its Form 10-K filed on February 28, 2012 for the fiscal year ended December 31, 2011.  Further, the information included in the Partnership’s Form 10-K for the fiscal year ended December 31, 2012 will be incorporated by reference when subsequently filed with the Commission.

3.                                      We note that you have completed two equity offerings since the filing of your initial registration statement.  Please tell us what consideration you have made with respect to updating your registration statement to discuss such offerings.

As noted above, Crosstex has incorporated by reference all documents filed by it pursuant to the Exchange Act after the date of the initial Registration Statement and prior to the effectiveness of the Registration Statement.  Accordingly, the information relating to the equity offerings as provided in the Partnership’s Form 8-K filed on January 10, 2013 has been incorporated by reference into the prospectus and has effectively updated the Registration Statement.

Exhibit 5.1

4.                                      We note your response to comment two in our letter dated January 7, 2013 that the legality opinion may be limited to the referenced laws.  We do not concur.  Please obtain and file a new legality opinion that is not limited to Delaware, Texas, New York and federal law.  In this regard, we refer you to Section II.B.1.e of Staff Legal Bulletin No. 19, legality and Tax Opinions in Registered Offerings at http://sec.gov/interps/legal/cfslb19.htm#sdfootnote20anc.

As discussed with the Staff, Crosstex has filed a revised opinion as Exhibit 5.1 to Amendment No. 2 to the Registration Statement that covers the applicable laws of Louisiana as they relate to the guarantee of the notes by Crosstex LIG Liquids, LLC.  As permitted by Staff Legal Bulletin No. 19, the opinions in Exhibit 5.1 that relate to Louisiana laws are given in reliance upon the opinion of Louisiana special counsel, which is filed as Exhibit 5.2 to Amendment No. 2 to the Registration Statement.

*         *         *

In response to the closing comments of the Staff’s comment letter, Crosstex has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with its response to the Staff’s comments, that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Crosstex from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  Crosstex may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6634.

Very truly yours,

/s/ Douglass M. Rayburn

Douglass M. Rayburn

cc:	Joe A. Davis
Kendall C. Talbott
Crosstex Energy, L.P.

Anne Nguyen Parker — Branch Chief